UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending March 31, 2004

National Fuel Gas Company
(Name of Registered Holding Company)

6363 Main Street
Williamsville, New York 14221
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221
(716) 857-7702

ITEM 1 — ORGANIZATION CHART

Name of Reporting Co.	Energy or Gas Related	Date of Organization	State of Organization	Percentage of Voting Securities	Nature of Business Held
National Fuel Gas Company	Holding	1902	New Jersey	Holds all voting securities of the reporting companies, directly or indirectly, except as indicated below.	National Fuel Gas Company is an integrated natural gas operation engaged in owning and holding securities issued by its subsidiaries.
Seneca Independence Pipeline Company	Gas	1996	Delaware	100%	Held a 33 1/3% general partnership interest in Independence Pipeline Company, which was dissolved in September 2002 and its affairs wound up during the quarter ended December 31, 2003.
Niagara Independence Marketing Company	Holding	1997	Delaware	100%	Held a 33-1/3% general partnership interest in DirectLink Gas Marketing Company, which was dissolved and its affairs wound up during the quarter ended December 31, 2003.
Horizon LFG, Inc. (formerly Upstate Energy Inc.)	Gas	1997	New York	100%	Gas marketing and related activities.
Seneca Resources Corporation	Holding	1913	Pennsylvania	100%	Holds a 50% general partnership
interest in the Roystone Gas
Processing Plant and a 33% general
partnership interest in the Kane Gas
Processing Plant, which were acquired
pursuant to Rule 58; holds a
non-voting ownership interest in
					Highland Forest Resources, Inc.
Roystone Gas Processing Plant	Gas	1994	Pennsylvania	50% (general partnership)	Processes natural gas and sells natural gas liquids.
Kane Gas Processing Plant	Gas	2001	Pennsylvania	33% (general partnership)	Processes natural gas and sells natural gas liquids.
Horizon Power, Inc.	Holding	1995	New York	100%	Holds a 50% limited liability company interest in each of Seneca Energy II, LLC and Model City Energy, LLC.
Seneca Energy II, LLC	Energy	2000	New York	50%	Landfill gas-powered electric generation.
Model City Energy, LLC	Energy	2000	New York	50%	Landfill gas-powered electric generation.
Highland Forest Resources, Inc.	Holding	2003	New York	100%	Holds sole membership interest in Empire State Pipeline Company LLC and St. Clair Pipeline Company LLC.
Empire State Pipeline Company LLC	Gas	2003	New York	100%	Holds a 50% joint venture interest in Empire State Pipeline.
St. Clair Pipeline Company LLC	Gas	2003	New York	100%	Holds a 50% joint venture interest in Empire State Pipeline.
Empire State Pipeline	Gas	2003	New York	100%	Natural gas pipeline.
Toro Partner LLC	Gas	2003	Delaware	100%	Gas marketing and related activities.
Toro Partners, LP	Gas	1999	Texas	100%	Gas marketing and related activities.
Toro Energy of Indiana, LLC	Gas	2000	Texas	100%	Gas marketing and related activities.
Toro Energy of Kentucky, LLC	Gas	1999	Delaware	100%	Gas marketing and related activities.
Toro Energy of Maryland, LLC	Gas	1999	Texas	100%	Gas marketing and related activities.
Toro Energy of Michigan, LLC	Gas	1999	Delaware	100%	Gas marketing and related activities.
Toro Energy of Missouri, LLC	Gas	1999	Texas	100%	Gas marketing and related activities.
Toro Energy of Ohio, LLC	Gas	1999	Delaware	100%	Gas marketing and related activities.
Toro Energy of Ohio-American, LLC	Gas	2001	Texas	100%	Gas marketing and related activities.
Toro Energy of Ohio-Statewide, LLC	Gas	1999	Delaware	100%	Gas marketing and related activities.

NARRATIVE DESCRIPTION:

        National Fuel Gas Company, Seneca Resources Corporation (“Seneca Resources”), Horizon Power, Inc. (“Power,” an exempt wholesale generator) and Highland Forest Resources, Inc. (“Highland”) are not “reporting companies” but are included in this Item 1 because they hold, directly or indirectly, voting securities issued by reporting companies as indicated above.

        During the quarter ended March 31, 2004, the reporting companies engaged in the following activities:

        Seneca Independence Pipeline Company (“SIP”) was dissolved during the quarter. SIP’s transactions this quarter are described in its financial statements at Item 6.

        Niagara Independence Marketing Company (“Niagara”) was dissolved during the quarter. Niagara’s transactions this quarter are described in its financial statements at Item 6.

        The name of Upstate Energy Inc. (“Upstate”) has been changed to Horizon LFG, Inc. (“Horizon LFG”). Horizon LFG retained its interest in Toro Partner LLC. Horizon LFG and Toro Partner LLC retained their interests in Toro Partners, LP, which engaged in natural gas marketing and related activities through eight wholly owned limited liability companies.

        Roystone Gas Processing Plant (“Roystone”) and Kane Gas Processing Plant (“Kane”) engaged in processing natural gas and selling natural gas liquids during the quarter.

        Seneca Energy II, LLC (“Seneca Energy”) and Model City Energy, LLC (“Model City”), each a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, engaged in electric generation activities.

        Empire State Pipeline Company LLC (“ESPC”) and St. Clair Pipeline Company LLC (“SCPC”) each held a 50% joint venture interest in Empire State Pipeline (“Empire”), which engaged in natural gas transportation activities during the quarter.

ITEM 2 — ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Stock	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security
No transactions this quarter

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
National Fuel Gas Company	SIP	$10,230,000

ITEM 3 -ASSOCIATE TRANSACTIONS

PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co. Rendering Services	Associate Co. Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Roystone	Seneca Resources	Natural gas processing	$0	$0	$0	$0
Kane	Seneca Resources	Natural gas processing	$5,030	$0	$0	$5,030

Empire provided regulated natural gas transportation services to its associate companies, National Fuel Gas Distribution Corporation (“Distribution”) and National Fuel Resources, Inc., pursuant to Empire’s NYPSC tariff, but such services are “exempted transactions” pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

         PART 2 — TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co. Rendering Services	Reporting Co. Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Supply	Empire	Managerial, financial, legal and other similar services.	$2,150	$0	$0	$2,150
Supply	Empire	Operational, maintenance, administrative and similar services.	$214,404	$0	$0	$214,404
Supply	Toro	Accounting and administrative services.	$4,682	$0	$0	$4,682
Supply	Horizon LFG	Accounting and administrative services.	$1,719	$0	$0	$1,719
Distribution	Empire	Operational, administrative and similar services.	$216,129	$0	$0	$216,129
Distribution	Toro	Accounting and administrative services.	$22,590	$0	$0	$22,590
Distribution	Horizon LFG	Accounting and administrative services.	$6,148	$0	$0	$6,148

ITEM 4 — SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:

      Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:

      Confidential Treatment requested pursuant to Rule 104(b)

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason For Difference in Other Investment
NONE

ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.     FINANCIAL STATEMENTS:

          Balance Sheet for SIP
          Income Statement for SIP
          Balance Sheet for Niagara
          Income Statement of Niagara
          Balance Sheet for Horizon LFG
          Income Statement for Horizon LFG
          Balance Sheet for Roystone
          Income Statement for Roystone
          Balance Sheet for Seneca Energy
          Income Statement for Seneca Energy
          Balance Sheet for Model City
          Income Statement for Model City
          Balance Sheet for Empire
          Income Statement for Empire
          Balance Sheet for Kane
Income Statement for Kane	Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)

B.     EXHIBITS:

        Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions:   EXHIBIT A

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated: June 1, 2004

NATIONAL FUEL GAS COMPANY By: /s/ James R. Peterson James R. Peterson Assistant Secretary

EXHIBIT A

NATIONAL FUEL GAS COMPANY
CERTIFICATE

        The undersigned certifies that he is the duly designated and acting Assistant Secretary of National Fuel Gas Company, a New Jersey Corporation, and that the report on Form U-9C-3 for the previous quarter was filed with National Fuel Gas Company’s interested State Commissions whose names and addresses are listed below:

State of New York Public Service Commission
3 Empire State Plaza
Albany, New York 12223-1350

Pennsylvania Public Utility Commission
P.O. Box 3265
North Office Building
Harrisburg,
Pennsylvania 17120

IN WITNESS WHEREOF, I have hereunto set my hand as of the 1st day of June, 2004.

James R. Peterson James R. Peterson Assistant Secretary